United States securities and exchange commission logo





                            May 19, 2023

       Yi (Tiffany) Liu
       Associate
       Robinson & Cole LLP
       666 Third Avenue, 20th Floor
       New York, NY 10017

                                                        Re: Shift Technologies,
Inc.
                                                            Schedule 13D filed
by Maruthi J.D. Venkata
                                                            Filed April 26,
2023
                                                            File No. 005-90966

       Dear Yi (Tiffany) Liu:

                                                        We have reviewed the
above-captioned filing, and have the following comment.

               Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comment does not apply to the facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

              After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

       Schedule 13D filed on April 26, 2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        March 14, 2023. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within 10 days
after the acquisition of more than five percent of a class of equity securities specified in
Rule 13d-1(i). Based on the March 14, 2023 event date, the April
                                                        26, 2023 filing was not
timely filed. Please advise us why the Schedule 13D was not filed within the required 10
days after the acquisition.
               We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yi (Tiffany) Liu
Robinson & Cole LLP
May 19, 2023
Page 2

      Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos (202)
551-3266.



FirstName LastNameYi (Tiffany) Liu                        Sincerely,
Comapany NameRobinson & Cole LLP
                                                          Division of
Corporation Finance
May 19, 2023 Page 2                                       Office of Mergers &
Acquisitions
FirstName LastName